[Ropes & Gray LLP letterhead]

March 15, 2006	Steven M. Hoffman
(617) 951-7936

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: James Rosenberg

Re:	The Hanover Insurance Group, Inc. (formerly Allmerica Financial Corporation)

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 1-13754

Dear Mr. Rosenberg:

On behalf of The Hanover Insurance Group, Inc., formerly known as Allmerica Financial Corporation (the “Company”), this letter contains a response to the comments raised by the Staff of the Commission in its letter dated October 21, 2005 to Mr. Frederick H. Eppinger, Jr. (the “Staff Comment Letter”) with respect to the Company’s Form 10-K filing for the year ended December 31, 2004.

As noted below, the Company proposes to revise the disclosure in its future Form 10-K and Form 10-Q filings. The Company has included the proposed revisions for the Staff’s review as an attachment to this letter.

Form 10-K for the Year Ended December 31, 2004

Critical Accounting Policies, page 51

2.	Please refer to prior comments four and five. We believe that quantification of reasonably likely loss reserve outcomes and discussion of the specific factors that led you to select the best estimate of incurred losses among these outcomes is consistent with the objectives of Management’s Discussion and Analysis. We note that your response excludes quantification of reserve ranges and sensitivity of your reserve estimates to changes in key assumptions and have the following comments.

•	Your response that you do not “use a loss reserve range when determining your best estimate of reserves” appears to conflict with your proposed disclosure that you “do not completely rely on only one estimate to determine your loss reserves” and “develop several estimates using generally accepted actuarial projection methodologies that result in various reasonably possible loss reserve outcomes.” Please expand your proposed disclosure to include a quantification of these reasonably likely loss reserve outcomes.

•	We note that your disclosure does not include discussion or quantification of the specific factors that led you to select the best estimate of incurred losses among these outcomes, principally the variability arising from changes in specific underlying assumptions, such as claim frequency and severity. Please expand your proposed disclosure to discuss these assumptions and quantify how the variability inherent in such assumptions was reflected in the calculation of your various loss reserve outcomes.

•	We note that your proposed disclosure includes an aggregate quantification of the impact on segment income from a 1% change in the loss and LAE ratio. Unless this change is reasonably likely to occur, we do not believe that this information is useful to investors. Please explain the likelihood you associated with this change and your basis for concluding that this disclosure would be meaningful to investors or exclude it.

The Company proposes revising its disclosure in the manner set forth in the attached document. The Company proposes to make such changes in future filings beginning with its From 10-K for the fiscal year ended December 31, 2005.

We are sending to your attention three copies of this letter, together with the revised disclosure referred to herein, marked to show changes from the proposed disclosure submitted for your review with the Company’s letter of November 14, 2005. We are also filing the letter and the revised disclosure via EDGAR. We greatly appreciate your assistance. If you should have any questions about this letter or require any further information, please call me at (617) 951-7936 or my colleague Julie Jones at (617) 951-7294.

Very truly yours,

/s/ Steven M. Hoffman

Steven M. Hoffman

Enclosures

Cc:	Edward J. Parry III

J. Kendall Huber, Esq.

Warren E. Barnes

Patricia Norton-Gatto

Julie H. Jones, Esq.

Reserve for Losses and Loss Adjustment Expenses

Overview of Loss Reserve Estimation Process

We maintain reserves for our property and casualty products to provide for our ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, taking into account actuarial projections at a given point in time, of what we expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, estimates of future trends in claim severity and frequency, judicial theories of liability and policy coverage, and other factors.

We determine the amount of loss and loss adjustment expense reserves (the “loss reserves”) based on an estimation process that is very complex and uses information obtained from both company specific and industry data, as well as general economic information. The estimation process is judgmental, and requires us to continuously monitor and evaluate the life cycle of claims on type-of-business and nature-of-claim bases. Using data obtained from this monitoring and assumptions about emerging trends, our actuaries develop information about the size of ultimate claims based on historical experience and other available market information. The most significant assumptions used in the actuarial estimation process include determining the expected consistency in the frequency and severity of claims incurred but not yet reported to prior years claims, the trend in loss costs, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. On a quarterly basis, our actuaries provide to management a point estimate for each significant line of our direct business to summarize their analysis.

In establishing the appropriate loss reserve balances for any period, management carefully considers these actuarial point estimates, which are the principal bases for establishing our reserve balances, along with a qualitative evaluation of business trends, environmental changes, and numerous other factors. In general, such additional factors may include, but are not limited to, improvement or deterioration of the actuarial indications in the period, the maturity of the accident year, trends observed over the recent past such as changes in the mix of business or the impact of regulatory or litigation developments, the level of volatility within a particular line of business, and the magnitude of the difference between the actuarial indication and the recorded reserves. Regarding our indirect business from voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt reserve estimates for the pools that consider this information and other facts. At September 30, 2005 and 2004, total recorded reserves were approximately 5% greater than actuarially indicated reserves.

Management’s Review of Judgments and Key Assumptions

There is greater inherent uncertainty in estimating insurance reserves for certain types of property and casualty insurance lines, particularly workers’ compensation and other liability lines, where a longer period of time may elapse before a definitive determination of ultimate liability and losses may be made. In addition, the technological, judicial, regulatory and political climates involving these types of claims change regularly. We maintain a practice of significantly limiting the issuance of long-tailed other liability policies, including directors and officers (“D&O”) liability, errors and omissions (“E&O”) liability and medical malpractice liability. The industry has experienced recent adverse loss trends in these lines of business.

We regularly update our reserve estimates as new information becomes available and further events occur which may impact the resolution of unsettled claims. Reserve adjustments are reflected in the results of operations as adjustments to losses and LAE. Often, these adjustments are recognized in periods subsequent to the period in which the underlying policy was written and the loss event occurred. These types of subsequent adjustments are described separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results and may vary by line of business.

Inflation generally increases the cost of losses covered by insurance contracts. The effect of inflation varies by product. Our property and casualty insurance premiums are established before the amount of losses and LAE and the extent to which inflation may affect such expenses are known. Consequently, we attempt, in establishing rates and reserves, to anticipate the potential impact of inflation and increasing medical costs in the projection of ultimate costs. We have experienced increasing medical costs, including those associated with personal automobile personal injury protection claims, particularly in Michigan, as well as in our workers’ compensation line in most states. This increase is reflected in our reserve estimates, but continued increases could contribute to increased losses and LAE in the future.

We regularly review our reserving techniques, our overall reserving position and our reinsurance. Based on (i) our review of historical data, legislative enactments, judicial decisions, legal developments in impositions of damages and policy coverage, political attitudes and trends in general economic conditions, (ii) our review of per claim information, (iii) our historical loss experience and that of the industry, (iv) the relatively short-term nature of most policies written by us and (v) our internal estimates of required reserves, we believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each one percentage point change in the aggregate loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $22 million impact on property and casualty segment income, based on 2004 full year premiums.

As discussed below, estimated loss and LAE reserves for claims occurring in prior years developed favorably by $53.0 million and $20.2 million for the nine months ended September 30, 2005 and 2004, respectively, which represents 1.7% and 0.7% of loss reserves held, respectively.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses (“risk factors”) generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves.

Our loss estimate for Hurricane Katrina was developed using an analysis of the claims reported to date and estimated values of properties in the affected areas. Wind-speed data, flood maps and intelligence provided by on-the-ground staff and independent adjusters, were used to project anticipated claims and damage projections. Anticipated costs for demand surge (increased costs for construction material and labor due to the increased damage resulting from the hurricane) were also included in the estimate. However, estimating losses following a major catastrophe is an inherently uncertain process, which is made more difficult by the unprecedented nature of this event, including the legal and regulatory uncertainty, difficulty in accessing portions of the affected areas, the complexity of factors contributing to the losses, delays in claim reporting, aggravating circumstances of Hurricane Rita and a slower pace of recovery resulting from the extent of damage sustained in the affected areas. As a result there can be no assurance that our ultimate costs associated with this event will not substantially exceed these estimates.

Loss Reserves by Line of Business

We perform actuarial reviews on certain detailed line of business coverages. These individual estimates are summarized into six broader lines of business: personal automobile, homeowners, workers’ compensation, commercial automobile, commercial multiple peril, and other lines.

The process of estimating reserves involves considerable judgment by management and is inherently uncertain. Actuarial point estimates by line of business are the primary basis for determining ultimate expected losses and LAE and the level of net reserves required; however, other factors are considered as well. In general, such additional factors may include, but are not limited to, improvement or deterioration of the actuarial indications in the period, the maturity of the accident year, trends observed over the recent past such as changes in the mix of business or the impact of regulatory or litigation developments, the level of volatility within a particular line of business, and the magnitude of the difference between the actuarial indication and the recorded reserves. The table below shows our recorded net reserves and the actuarial reserve point estimates by line of business at September 30, 2005 and 2004.

	September 30, 2005		September 30, 2004
	Recorded Net Reserves	Actuarial Point Estimate	Recorded Net Reserves	Actuarial Point Estimate
Personal Automobile	$701.0	$675.0	$687.9	$663.5
Homeowners	162.8	152.3	96.3	88.3
Workers’ Compensation	419.1	402.8	404.6	385.4
Commercial Automobile	168.5	156.9	171.3	157.4
Commercial Multiple Peril	554.5	521.6	448.0	431.1
Other Commercial and Personal lines	133.3	117.5	120.5	104.6
Asbestos and Environmental	24.9	20.5	26.3	20.9
Pools and other	233.1	233.1	220.1	220.1

Total	$2,397.2	$2,279.7	$2,175.0	$2,071.3

The principal factors considered by management in addition to the actuarial point estimates in determining the reserves at September 30, 2005 and 2004 vary by line of business. In Commercial Lines, management considered the likelihood of future adverse development related to significant catastrophes losses experienced in the third quarter of each year and the current extent to which changes in the mix of business have affected our ultimate loss trends, particularly in our commercial multiple peril line of business. Moreover, in Commercial Lines, management considered the likelihood of continued adverse development in the workers compensation line where losses tend to emerge over long periods of time and rising medical costs have continued. In our other commercial lines, management considered the significant growth in our surety bond and inland marine businesses for which we have limited actuarial data to estimate ultimate losses. In Personal Lines, management considered the significant improvement in frequency and severity trends the industry has experienced over several years in these lines of business which were unanticipated and remain to some extent unexplained. Regarding our indirect business from voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt reserve estimates for the pools that consider this information and other factors. At September 30, 2005 and 2004, total recorded reserves were approximately 5% greater than actuarially indicated reserves.

The table below provides a reconciliation of the gross beginning and ending reserve for unpaid losses and LAE as follows:

	Nine Months Ended September 30,
(In millions)	2005	2004
Reserve for losses and LAE, beginning of period	$3,068.6	$3,018.9
Incurred losses and LAE, net of reinsurance recoverable:
Provision for insured events of current year	1,309.0	1,209.6
Decrease in provision for insured events of prior years (development)	(53.0)	(20.2)

Total incurred losses and LAE	1,256.0	1,189.4

Payments, net of reinsurance recoverable:
Losses and LAE attributable to insured events of current year	502.8	553.2
Losses and LAE attributable to insured events of prior years	517.5	540.0

Total payments	1,020.3	1,093.2

Change in reinsurance recoverable on unpaid losses	260.1	(31.8)

Reserve for losses and LAE, end of period	$3,564.4	$3,083.3

The table below summarizes the gross reserve for losses and LAE by line of business.

(In millions)	September 30, 2005	December 31, 2004
Personal Automobile	$1,175.9	$1,162.6
Homeowners and Other	347.7	189.1

Total Personal	1,523.6	1,351.7
Worker’s Compensation	665.4	640.6
Commercial Automobile	244.6	254.2
Commercial Multiple Peril	871.1	572.1
Other Commercial	259.7	250.0

Total Commercial	2,040.8	1,716.9

Total reserve for losses and LAE	$3,564.4	$3,068.6

The total reserve for losses and LAE as disclosed in the above two tables increased by $495.8 million from December 31, 2004 to September 30, 2005, mostly as a result of additional direct reserves, prior to reinsurance ceded, for Hurricanes Katrina and Rita.

Prior Year Development by Line of Business

When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly. Reserve adjustments are reflected in the Consolidated Statements of Income as adjustments to losses and LAE. Often, we recognize these adjustments in periods subsequent to the period in which the underlying loss event occurred. These types of subsequent adjustments are disclosed and discussed separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results.

The table below summarizes the change in the provision for insured events of prior years by line of business.

	Nine Months Ended September 30,
(In millions)	2005	2004
(Decrease) increase in loss provision for insured events of prior years:
Personal Automobile	$(25.6)	$(10.4)
Homeowners and Other	(6.3)	(3.3)

Total Personal	(31.9)	(13.7)
Worker’s Compensation	4.2	9.0
Commercial Automobile	(2.6)	(2.5)
Commercial Multiple Peril	(10.5)	(12.8)
Other Commercial	(5.4)	9.3

Total Commercial	(14.3)	3.0
Voluntary Pools	2.4	3.0

Decrease in loss provision for insured events of prior years	(43.8)	(7.7)
Decrease in LAE provision for insured events of prior years	(9.2)	(12.5)

Decrease in total loss and LAE provision for insured events of prior years	$(53.0)	$(20.2)

Estimated loss reserves for claims occurring in prior years developed favorably by $43.8 million and $7.7 million during the first nine months of 2005 and 2004, respectively. The favorable loss reserve development during the first nine months of 2005 is primarily the result of a decrease in personal lines claim frequency and claim severity in the 2004 accident year. In addition, the commercial multiple peril line and other commercial lines experienced lower claim severity in the most recent accident years. Partially offsetting these items was adverse development in the workers’ compensation line during the first nine months of 2005, which is primarily the result of increased medical costs and long term attendant care.

The favorable loss reserve development during the first nine months of 2004 is primarily the result of a decrease in personal and commercial automobile and commercial multiple peril claim severity. Partially offsetting these items was adverse development in the other commercial line during the first nine months of 2004, which is primarily the result of case reserve strengthening.

During the first nine months of 2005 and 2004, estimated LAE reserves for claims occurring in prior years developed favorably by $9.2 million and $12.5 million, respectively. The favorable development in 2005 is primarily attributable to the aforementioned improvement in ultimate loss activity on prior accident years which results in the decrease of ultimate loss adjustment expenses. Development in both periods was also favorably affected by claims process improvement initiatives taken by us during the 1997 to 2001 calendar-year period. Since 1997, we have lowered claim settlement costs through increased utilization of in-house attorneys and consolidation of claim offices. As actual experience begins to establish trends inherent within the improved claim settlement process, the actuarial reserving process recognizes these trends, resulting in favorable development. Since we believe that the impact of these actions has been previously recognized, we expect less favorable LAE prior year reserve development from these process improvements. This fact is reflected in the decline in favorable LAE prior year reserve development for the nine months ended September 30, 2005 versus the same period in 2004.

See also “Analysis of Losses and Loss Adjustment Expenses Reserve Development” in Item 1-Business in our Annual Report on Form 10-K for the period ended December 31, 2004 for guidance related to the annual development of our loss and LAE reserves.

Asbestos and Environmental Reserves

Although we do not specifically underwrite policies that include asbestos, environmental damage and toxic tort liability, we may be required to defend such claims. Ending loss and LAE reserves for all direct business written by our property and casualty companies related to asbestos, environmental damage and toxic tort liability, included in the reserve for losses and LAE, were $24.9 million and $24.7 million at September 30, 2005 and December 31, 2004, respectively, net of reinsurance of $18.2 million and $16.3 million at September 30, 2005 and December 31, 2004, respectively. The outstanding reserves for direct business asbestos and environmental damage have remained relatively consistent for the last three years. As a result of our historical direct underwriting mix of commercial lines policies toward smaller and middle market risks, past asbestos, environmental damage and toxic tort liability loss experience has remained minimal in relation to our total loss and LAE incurred experience.

In addition, and not included in the numbers above, we have established loss and LAE reserves for assumed reinsurance and pool business with asbestos, environmental damage and toxic tort liability of $48.4 million and $48.2 million at September 30, 2005 and December 31, 2004, respectively. These reserves relate to pools in which we have terminated our participation; however, we continue to be subject to claims related to years in which we were a participant. A significant part of our pool reserves relates to our participation in the Excess and Casualty Reinsurance Association (“ECRA”) voluntary pool from 1950 to 1982. In 1982, the pool was dissolved and since that time, the business has been in runoff. Our percentage of the total pool liabilities varied from 1.15% to 6.00% during these years. Our participation in this pool has resulted in average paid losses of $2.0 million annually over the past ten years. Because of the inherent uncertainty regarding the types of claims in these pools, we cannot provide assurance that our reserves will be sufficient.

We estimate our ultimate liability for asbestos, environmental and toxic tort liability claims, whether resulting from direct business or assumed reinsurance and pool business, based upon currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available. Although these outstanding claims are not significant, their existence gives rise to uncertainty and are discussed because of the possibility that they may become significant. We believe that, notwithstanding the evolution of case law expanding liability in asbestos and environmental claims, recorded reserves related to these claims are adequate. Nevertheless, the asbestos, environmental and toxic tort liability reserves could be revised if the estimates used in determining the liability are revised, and any such revisions could have a material adverse effect on our results of operations for a particular quarter or annual period or on our financial position.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements. These statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following critical accounting estimates are those which we believe affect the more significant judgments and estimates used in the preparation of our financial statements. Additional information about our other significant accounting policies and estimates may be found in Note 1, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2004.

Property & Casualty Insurance Loss Reserves

We determine the amount of loss and loss adjustment expense reserves (the “loss reserves”), as discussed in “Segment Results – Property and Casualty, Overview of Loss Reserve Estimation Process” based on an estimation process that is very complex and uses information obtained from both company specific and industry data, as well as general economic information. The estimation process is judgmental, and requires us to continuously monitor and evaluate the life cycle of claims on type-of-business and nature-of-claim bases. Using data obtained from this monitoring and assumptions about emerging trends, our actuaries develop information about the size of ultimate claims based on historical experience and other available market information. The most significant assumptions used in the actuarial estimation process, which vary by line of business, include determining the expected consistency in the frequency and severity of claims incurred but not yet reported to prior years claims, the trend in loss costs, changes in the timing of the reporting of losses from the loss date to the notification date and expected costs to settle unpaid claims. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. On a quarterly basis, our actuaries provide to management a point estimate for each significant line of our direct business to summarize their analysis.

In establishing the appropriate loss reserve balances for any period, management carefully considers these actuarial point estimates, which are the principal bases for establishing our reserve balances, along with a qualitative evaluation of business trends, environmental changes, and numerous other factors. In general, such additional factors may include, but are not limited to, improvement or deterioration of the actuarial indications in the period, the maturity of the accident year, trends observed over the recent past such as changes in the mix of business or the impact of regulatory or litigation developments, the level of volatility within a particular line of business, and the magnitude of the difference between the actuarial indication and the recorded reserves. Specific factors considered by management in determining the reserves at September 30, 2005 and 2004 included the likelihood of future adverse development related to significant catastrophes losses experienced in the third quarter of each year, the current extent to which changes in the mix of business in our commercial lines segment have affected our ultimate loss trends, the significant improvement in personal lines frequency and severity trends the industry has experienced over the past couple of years which were unanticipated and remain to some extent unexplained, the likelihood of continued adverse development in the workers compensation line where losses tend to emerge over long periods of time and rising medical costs have continued and significant growth in our surety bond and inland marine businesses for which we have limited actuarial data to estimate ultimate losses. Regarding our indirect business from voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt reserve estimates for the pools that consider this information and other facts. At September 30, 2005 and 2004, total recorded reserves were approximately 5% greater than actuarially indicated reserves. We exercise judgment in estimating all loss reserves based upon our knowledge of the property and casualty business, review of the outcome of actuarial studies, historical experience and other factors to record an estimate which reflects our expected ultimate loss and loss adjustment expenses. We believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each one percentage point change in the loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $22 million impact on property and casualty segment income, based on 2004 full year premiums.

When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly (see Segment Results – Property and Casualty, Management’s Review of Judgments and Key Assumptions for further explanation of factors affecting our reserve estimates, our review process and our process for determining changes to our reserve estimates). Reserve adjustments are reflected in the Consolidated Statements of Income as adjustments to losses and loss adjustment expenses. Often, we recognize these adjustments in periods subsequent to the period in which the underlying loss event occurred. These types of subsequent adjustments are disclosed and discussed separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results. As discussed in “Segment Results – Property and Casualty, Management’s Review of Judgments and Key Assumptions”, estimated loss and LAE reserves for claims occurring in prior years developed favorably by $53.0 million and $20.2 million for the nine months ended September 30, 2005 and 2004, respectively, which represents 1.49% and 0.66% of loss reserves held, respectively. See also “Analysis of Losses and Loss Adjustment Expenses Reserve Development” in Item 1-Business in our Annual Report on Form 10-K for the period ended December 31, 2004 for guidance related to the annual development of our loss and LAE reserves.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses (“risk factors”) generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently. Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves.

Our loss estimate for Hurricane Katrina was developed using an analysis of the claims reported to date and estimated values of properties in the affected areas. Wind-speed data, flood maps and intelligence provided by on-the-ground staff and independent adjusters were used to project anticipated claims and damage projections. Anticipated costs for demand surge (increased costs for construction material and labor due to the increased damage resulting from the hurricane) were also included in the estimate. However, estimating losses following a major catastrophe is an inherently uncertain process, which is made more difficult by the unprecedented nature of this event, including the legal and regulatory uncertainty, difficulty in accessing portions of the affected areas, the complexity of factors contributing to the losses, delays in claim reporting, aggravating circumstances of Hurricane Rita and a slower pace of recovery resulting from the extent of damage sustained in the affected areas. As a result, there can be no assurance that the company’s ultimate costs associated with this event will not substantially exceed these estimates.